Exhibit 99.3

1 - 800 - 454 - 8683 BROADRIDGE CORPORATE ISSUER SOLUTIONS PO BOX 1342T., SUITE 1300 BRENTWOOD, NY 11717 08/06/24. AUNA S.A. AUNA S.A. Scan to view materials and vote via smartphone. U68682 11 Vote must be received by 08/05/2024 to be counted. 0123 4567 8312 1239

1 - 800 - 454 - 8683 BROADRIDGE CORPORATE ISSUER SOLUTIONS PO BOX 1342T., SUITE 1300 BRENTWOOD, NY 11717 08/06/24. AUNA S.A. AUNA S.A. Scan to view materials and vote via smartphone. U68682 11 Vote must be received by 08/05/2024 to be counted. 0123 4567 8312 1239

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